Announcement of an Extraordinary General Meeting of Shareholders of Woori Bank

On March 22, 2013, Woori Finance Holdings Co., Ltd. (the “Company”) disclosed that the Board of Directors of Woori Bank, a wholly owned subsidiary of the Company, passed a resolution to hold an extraordinary general meeting of shareholders (the “EGM”) on April 1, 2013. The key details of the EGM are set forth below.

Key Details:

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Meeting Date and Time: April 1, 2013; 10:00
Venue: Woori Bank Head Office Building (203, Hoehyon-dong 1-ga, Chung-gu, Seoul, Korea)
Agenda: Report on the spin-off of Woori Bank’s credit card business
Date of the Board of Directors’ Resolution Regarding the EGM: March 21, 2013